FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For October 11, 2006

Commission File Number 0- 50822

NORTHWESTERN MINERAL VENTURES INC.

(Translation of Registrant's name into English)

36 Toronto Street,
Suite 1000, Toronto,
Ontario M5C 2C5 Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No

This Form 6-K consists of:

‘‘Northwestern Mineral Ventures Inc. (TSX-V: NWT; OTCBB: NWTMF), as operator, and its partner Azimut Exploration Inc. (TSX-V: AZM) are pleased to announce results from the rock sampling program and airborne geophysical survey for the North Rae uranium property in northern Quebec, Canada. Findings reveal the potential for a new uranium district. Grab rock samples have defined 10 open-ended uranium zones, and the airborne survey has identified 14 high-priority anomalies with strike lengths longer than 0.6 miles (one kilometer), including seven anomalies longer than 1.8 miles (three kilometers).

‘‘These results, together with extensive uranium anomalies from the lake sediment survey, underscore North Rae’s significant uranium potential,’’ said Marek J. Kreczmer, President and CEO of Northwestern. ‘‘Furthermore, our findings to date support the strong possibility of additional mineralized sectors elsewhere on the property. We intend to integrate the results from the summer work program in the coming months to outline specific areas for continued exploration and targeted drilling.’’

Initial prospecting results include 17 rock samples (16 on outcrops and one boulder) that returned values higher than 0.05% U3O8 (uranium oxide), with six samples registering values higher than 0.1% U3O8. Peak values were 0.56%, 0.37% and 0.33% U3O8. The 17 samples are spread widely across the property and form 10 uranium showings that remain open. Seven of these samples point to a 2.6-mile (4.3-kilometer) long trend. The presence of uraninite in two samples of pegmatite (0.56% and 0.13% U3O8 respectively) was confirmed by microprobe analysis performed at Laval University in Quebec. Uranium mineralization at North Rae appears to be mainly hosted by pegmatitic, granitic and gneissic lithologies.

A total of 186 rock samples were collected and analyzed. In addition to the 17 samples discussed above, results included 41 rock samples (33 on outcrops and eight boulders) with values ranging from 0.01% to 0.05% U3O8, and 128 rock samples with values lower than 0.01% U3O8.

Preliminary findings from the airborne geophysical survey over North Rae further establish the property’s uranium potential. Interpretation of airborne results, including 14 anomalies measuring more than 0.6 miles (one kilometer), is currently underway. Those results are being integrated with mapping, lake sediment and rock sampling data to further delineate the highest priority areas for a future drill program. The airborne survey consisted of 1,790 line miles (2,882 line kilometers) at a line spacing of 656 feet (200 meters).

Results from a lake sediment survey conducted at North Rae during the summer identified five strong and extensive uranium anomalies with a peak value of 1,320 parts per million uranium. This converts into a uranium oxide value of 0.16% U3O8. The complete lake sediment results were announced in a press release issued on October 5, 2006.

An additional prospecting phase was recently completed and results are pending.

The North Rae Uranium Project consists of three blocks representing 701 claims, with a total area of 77,960 acres (31,550 hectares). Northwestern has the right to earn up to 65% ownership of North Rae from Azimut Exploration Inc., as announced in a press release dated March 6, 2006.

QUALITY ASSURANCE

The exploration work was conducted under the supervision of Réjean Girard, P.Geo., and Olivier Gerbeau, Ph.D., of independent consulting firm IOS Services Geoscientifiques Inc., of Chicoutimi, Quebec. The rock samples were sent to Saskatchewan Research Council (SRC) in Saskatoon, Saskatchewan for analysis and processing. SRC is an ISO-IEC 17025 accredited facility. Aeroquest International Ltd performed the airborne survey from August 27 to September 9, 2006. MPH Consulting Ltd. of Toronto is interpreting the results of this survey.’’

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Northwestern Mineral Ventures Inc.
By: /s/ Marek Kreczmer
Marek Kreczmer President and CEO

Date: October 11, 2006